

VF31-03

03002775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 1 4 2003

SEC FILE NUMBER

8-50595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KOFFLER & COMPANY**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___11755 WILSHIRE BOULEVARD, SUITE 2370___
(No. and Street)

___LOS ANGELES___	___CALIFORNIA___	___90025___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___LLOYD GILBERT___   ___(310) 312-0877___
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.___
(Name – if individual, state last, first, middle name)

___1723 CLOVERFIELD BLVD.___	___SANTA MONICA___	___CA___	___90404___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 0 2003

FOR OFFICIAL USE ONLY	THOMSON
	FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __STEVE KOFFLER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KOFFLER & COMPANY_____, as of __JANUARY 24_____, 20 _03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account cl~~assified solely as that of a customer, exce~~pt as follows:

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KOFFLER & COMPANY

FINANCIAL REPORT

As of December 31, 2002

KOFFLER & COMPANY
FINANCIAL REPORT
For the year ended December 31, 2002

TABLE OF CONTENTS

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

Independent Auditors' Report

Board of Directors
Koffler & Company
Los Angeles, California

We have audited the accompanying statement of financial condition of Koffler & Company as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Koffler & Company as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Gumbiner, Savett, Finkel, Fingleson & Rose, Inc.

January 24, 2003

KOFFLER & COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

ASSETS

Cash and equivalents (Note 2)	$	144,047
Accounts receivable (Note 2)		157,361
Property and equipment, at cost,		
net of accumulated depreciation (Note 3)		12,070
Prepayments and other assets		18,450
TOTAL ASSETS	$	331,928

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	17,600
TOTAL LIABILITIES		17,600

COMMITMENTS (Note 4)

STOCKHOLDER'S EQUITY

Common stock, no par value:	
Authorized, 10,000 shares;	
Outstanding, 3,500 shares	35,000
Paid-in-capital	185,000
Retained earnings	94,328
TOTAL STOCKHOLDER'S EQUITY	314,328
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 331,928

The accompanying notes are an integral part of this statement.

KOFFLER & COMPANY
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2002

Koffler & Company (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers Inc. The Company provides investment-banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on an accelerated method based on the estimated useful lives of the assets, generally as follows:

Computer equipment	5 years
Equipment	5 years
Office furniture	5 years

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% corporate tax on electing corporations.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 of the Securities and Exchange Commission throughout the year ended December 31, 2002.

Cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

KOFFLER & COMPANY
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
For the year ended December 31, 2002

NOTE 2: CONCENTRATIONS

Cash and equivalents:

The Company maintains cash balances in money market funds. Such balances are not insured.

Accounts receivable:

Accounts receivable amounting to $157,361 were due from one customer as of December 31, 2002. This amount was collected in January 2003.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2002, property and equipment consisted of the following:

Computer equipment	$ 34,724
Equipment	9,726
Office furniture	5,516
	49,966
Less accumulated depreciation	37,896
	$ 12,070

NOTE 4: COMMITMENTS

The Company leases office space and equipment under non-cancelable operating leases pursuant to agreements expiring through December 2003. Minimum annual rental payments for the year ending December 31, 2003 are $77,000. The agreement requires additional payment for operating costs.

KOFFLER & COMPANY
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
For the year ended December 31, 2002

NOTE 5:   EMPLOYEE BENEFIT PLANS

The Company sponsors a defined contribution profit sharing plan for eligible employees. Eligibility begins after completion of one year of service and reaching the age of 21. Contributions to the profit sharing plan are discretionary. For the year ended December 31, 2002 no contributions were made to the profit sharing plan.

NOTE 6:   NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregated indebtness" exceeds 15 times its "net capital" as those terms are defined in the rule. At December 31, 2002, the Company's net capital, as defined, was $120,630, which exceeded the required minimum net capital by $115,630.